Exhibit 99.1

WF HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	As of
	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$1,360,903	$2,300,759
Accounts receivable	1,647,011	1,552,525
Inventories	431,169	558,174
Other receivables, deposits and prepayments	5,183,807	565,160
Prepaid taxes	63,036	160,592
Total current assets	8,685,926	5,137,210

Non-current assets
Property and equipment, net	1,189,942	1,244,631
Land use right	333,694	339,855
Right of use assets – operating lease	97,697	71,495
Deferred tax assets	37,783	46,124
Investment in equity investees	4,550,000	4,550,000
Total non-current assets	6,209,116	6,252,105
Total assets	$14,895,042	$11,389,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$623,861	$891,406
Deferred revenue	770,263	449,578
Accrued expenses and other payables	174,446	518,095
Amount due to related parties	41,327	66,064
Operating lease liabilities - current	58,070	36,524
Finance lease liabilities - current	57,702	59,172
Borrowings - current	15,828	28,909
Total current liabilities	1,741,497	2,049,748

Non-current liabilities
Amount due to equity investees	4,243,557	4,275,561
Operating lease liabilities - non-current	40,199	35,156
Finance lease liabilities - non-current	43,205	71,925
Borrowings - non-current	149,571	159,780
Deferred revenue	49,455	46,703
Total non-current liabilities	4,525,987	4,589,125
Total liabilities	6,267,484	6,638,873

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary Shares, par value US$0.00025 per share, 200,000,000 shares authorized, 45,360,598 and 5,038,018 shares issued and outstanding at June 30, 2026 and December 31, 2025*, respectively	11,341	1,260
Additional paid-in capital	93,526,094	6,547,265
Accumulated deficit	(85,138,251)	(2,029,941)
Accumulated other comprehensive loss	228,580	232,064
Total WF Holding Limited shareholders’ equity	8,627,764	4,750,648
Non-controlling interests	(206)	(206)
Total shareholders’ equity	8,627,558	4,750,442
Total liabilities and shareholders’ equity	$14,895,042	$11,389,315

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the Six Months Ended June 30,
	2026	2025
Revenue	$3,055,765	$3,515,890
Cost of sales	2,465,515	2,321,681
Gross profit	590,250	1,194,209
Administrative expenses	1,748,139	1,469,419
Loss from operations	(1,157,889)	(275,210)
Other (expense) income:
Interest expense, net	(6,845)	(8,988)
Fair value loss of warrant liability	(81,988,910)	-
Share of profit of equity investees	730	-
Other income	76,514	20,895
Total other (expense) income	(81,918,511)	11,907
Net loss before income tax expense	(83,076,400)	(263,303)
Income tax expense	(31,910)	(57,241)
Net loss	$(83,108,310)	$(320,544)

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(3,484)	185,739
Total comprehensive loss	$(83,111,794)	$(134,805)

Loss per share – basic and diluted*	$(11.40)	$(0.07)
Weighted average number of shares outstanding – basic and diluted*	7,288,062	4,816,740

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares*		Additional	Retained Earnings	Accumulated Other	WF Holding	Non-
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Income (Loss)	Shareholders’ Equity	controlling Interests	Total
Balance as of January 1, 2025	4,590,004	$1,148	$84,750	$2,739,785	$(81,193)	$2,744,490	$-	$2,744,490
Issuance of ordinary shares in initial public offering	448,014	112	6,177,319	-	-	6,177,431	-	6,177,431
Net loss	-	-	-	(320,544)	-	(320,544)	-	(320,544)
Foreign currency translation adjustment	-	-	-	-	185,739	185,739	-	185,739
Balance as of June 30, 2025	5,038,018	$1,260	$6,262,069	$2,419,241	$104,546	$8,787,116	$-	$8,787,116

	Ordinary Shares*		Additional	Retained Earnings	Accumulated Other	WF Holding	Non-
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Income (Loss)	Shareholders’ Equity	controlling Interests	Total
Balance as of January 1, 2026	5,038,018	$1,260	$6,547,265	$(2,029,941)	$232,064	$4,750,648	$(206)	$4,750,442
Issuance of ordinary shares in private placement	4,032,258	1,008	-	-	-	1,008	-	1,008
Issuance of ordinary shares upon cashless exercise of warrants	36,290,322	9,073	86,978,829	-	-	86,987,902	-	86,987,902
Net loss	-	-	-	(83,108,310)	-	(83,108,310)	-	(83,108,310)
Foreign currency translation adjustment	-	-	-	-	(3,484)	(3,484)	-	(3,484)
Balance as of June 30, 2026	45,360,598	$11,341	$93,526,094	$(85,138,251)	$228,580	$8,627,764	$(206)	$8,627,558

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(83,108,310)	$(320,544)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	92,477	68,167
Amortization on land use right	4,099	3,728
Loss on disposal of property and equipment	-	(4,681)
Property and equipment written off	16,892	1
Allowance for credit losses	-	96,430
Fair value loss on warrant liabilities	81,988,910	-
Non-cash lease costs	19,391	19,787
Changes in operating assets and liabilities:
Accounts receivable	(98,474)	(116,166)
Other receivables, deposits and prepayments	(4,618,649)	(1,117,583)
Accounts payable	(263,214)	39,409
Accrued expenses and other payables	(343,651)	(17,557)
Deferred revenue	323,437	(175,297)
Operating lease liabilities	(20,534)	(19,914)
Inventories	127,005	344,034
Related parties	(25,076)	(600,864)
Prepaid taxes	107,369	4,832
Net cash used in operating activities	(5,798,328)	(1,796,218)

Cash flows from investing activities
Purchase of property and equipment	(57,321)	(171,545)
Sales proceeds from disposal of property and equipment	-	4,681
Acquisition of subsidiary, net of cash acquired	-	(3,000,000)
Net cash used in investing activities	(57,321)	(3,166,864)

Cash flows from financing activities
Proceeds from the initial public offering	-	8,960,000
Payment of offering costs	-	(2,087,291)
Proceeds from issuance of shares in private placement	5,000,000	-
Repayment of borrowings	(22,088)	(31,828)
Repayment of finance lease liabilities	(29,356)	(31,210)
Cash provided by financing activities	4,948,556	6,809,671

Effects of foreign exchange rate on cash and cash equivalents	(32,763)	113,674

Net (decrease) increase in cash and cash equivalents	(939,856)	1,960,263
Cash and cash equivalents at beginning of period	2,300,759	1,190,629
Cash and cash equivalents at end of period	$1,360,903	$3,150,892

Supplemental disclosures of cash flow information:
Interest paid	$6,845	$8,937
Income taxes (refunded) paid	$(75,503)	$45,708

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information and Reorganization Transactions

WF Holding Limited (“WF Holding”) was incorporated as a Cayman Islands exempted company on March 7, 2023. Its wholly owned subsidiary Win-Fung Fibreglass Sdn. Bhd (“Win-Fung”) was incorporated in Malaysia on March 28, 1984.

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to its registered agent, which was later transferred to Chee Hoong Lew in anticipation of the Reorganization (as defined below).

On June 21, 2023, WF Holding and Win-Fung completed a corporate reorganization pursuant to a share sale and purchase agreement that WF Holding entered into with Win-Fung and its shareholders on May 23, 2023 (the “Reorganization”). Pursuant to the Reorganization, WF Holding acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which it issued 4,590,003 ordinary shares to the shareholders of Win-Fung. As a result of the Reorganization, Win-Fung became the wholly-owned subsidiary and the shareholders of Win-Fung became WF Holding’s shareholders.

Win-Fung is a manufacturer of fiberglass reinforced plastic products based in Malaysia. Its products range from tanks, pipes, ducts, gratings and other custom-made fiberglass reinforced plastic products and are sold to various industries, including, among others, chemical processing, water and wastewater treatment, and power generation.

Reorganization

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder, Chee Hoong Lew, controlled WF Holding and Win-Fung before and after the Reorganization in accordance with ASC805-50-45-5. The consolidation of WF Holding and Win-Fung has been accounted for at historical cost and prepared on the basis as if the aforementioned transaction had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transaction.

Acquisitions

On February 25, 2025, WF Holding incorporated WF Venture Ltd. (“WF Venture”) as a wholly owned subsidiary in the British Virgin Islands as part of its strategy to expand its investment and operating activities. During the year ended December 31, 2025, WF Venture completed a series of acquisitions and investments to establish and expand its business operations in Hong Kong SAR and Malaysia.

On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of Global Key Investment Limited (“GKI”), a private company incorporated in Hong Kong SAR, China. Through this acquisition, WF Venture indirectly acquired approximately 35% of the equity interests in Carlico International Group Holdings Limited (“Carlico”), a private company incorporated in Hong Kong SAR, China that is principally engaged in investment holding and the importation and distribution of bottled grape wine.

Reverse Share Split

On April 13, 2026, WF Holding effected a 1-for-5 reverse share split of its ordinary shares by way of a share consolidation of its issued and unissued ordinary shares, with each five (5) issued and unissued ordinary share consolidated into one (1) shares. As a result of this share consolidation, the maximum number of shares which WF Holding is authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025. After the share consolidation, WF Holding had 5,038,018 ordinary shares issued and outstanding.

All share and per share data throughout these consolidated financial statements have been retroactively adjusted to reflect the foregoing share splits and share surrender.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On July 5, 2025, WF Venture acquired a 70% equity interest in The Rise Bar & Cafe Sdn. Bhd. (“RBSB”), a private company incorporated in Malaysia and principally engaged in the cafe business.

On July 8, 2025, WF Venture acquired a 35% equity interest in Restoran Gardenz Sdn. Bhd. (“RGSB”), a private company incorporated in Malaysia and principally engaged in the food and beverage business.

These transactions are described in further detail in Note 8 (Business Combinations and Asset Acquisitions) and Note 9 (Investment in Equity Investees).

2.	Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of WF Holding, Win-Fung, WF Venture, GKI and RBSB (together, the “Company”). All inter-company balances and transactions have been eliminated in the consolidation.

The Company accounts for investments in entities over which it has significant influence, but does not own a majority equity interest or otherwise control, such as Carlico and RGSB, using the equity method of accounting in accordance with ASC Topic 323 – Investments - Equity Method and Joint Ventures. Under the equity method, the Company recognizes its proportionate share of the investee’s net income or loss in the consolidated statements of operations, and adjusts the carrying amount of the investment accordingly.

(c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for credit loss, useful lives and impairment for property and equipment, impairment of goodwill, impairment of equity investees, allowance for inventory obsolescence, valuation of warranties, accruals for potential liabilities and contingencies and income taxes, which includes the determination of the valuation allowance for deferred tax assets (if any). Actual results could vary from the estimates and assumptions that were used.

(d)	Cash and Cash Equivalents

The Company considers petty cash on hand, and cash held in banks and deposits which are highly liquid and are unrestricted as to withdrawal or use to be cash and cash equivalents.

The Company maintains cash balances and deposits may exceed insured limits protected by a government authority, the Malaysia Deposit Insurance Corporation (“MDIC”). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $61,244) per depositor per member bank. Management believes that the banks that hold the Company’s deposit are financially secure and although the Company bears risk to amount in excess of MDIC insured limits, it does not anticipate any losses. As of June 30, 2026 and December 31, 2025, the amounts in excess of MDIC’s insured limit were approximately $976,398 and $1,284,530, respectively.

(e)	Accounts Receivables and Allowance for Credit Losses

Accounts receivable are recorded at the sales price of products sold to customers on trade credit terms less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based on the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. The Company writes off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. As of June 30, 2026 and December 31, 2025, allowance for credit loss of $652,354 and $663,748, respectively, were accrued and included in administrative expenses.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f)	Inventories

Inventories include costs of materials, labor and manufacturing overhead cost. Inventories are valued at the lower of cost or an estimated net realizable value. The inventories cost is determined on the basis of the first-in, first-out methods. Allowances are recorded for slow-moving, obsolete or unusable inventories. The Company assesses inventories for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. There was no allowance for slow moving and obsolete inventory recorded for the six months ended June 30, 2026 and 2025.

(g)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets as follows:

Category	Estimated useful lives
Building	46 years
Computers and software	4 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles	5 years
Office equipment	10 years
Leasehold improvements	5 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Management periodically assesses the estimated useful lives over which assets are depreciation or amortized. If the analysis warrants a change in the estimated useful lives of property and equipment, management will reduce the estimated lives and depreciate, or amortize the carrying value prospectively over the shorter remaining useful lives.

(h)	Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use right. The Company has a land use right to 7,967.24 square meters of land. The term of the land use right is 99 years, starting from August 16, 1969 and expiring on August 15, 2068. The land use right is solely for industrial land use purpose. The Company purchased the land use right for a total consideration of approximately $361,000 on July 9, 2007. The land use right was amortized over its remaining estimated useful life on a straight-line basis. The land use right was pledged to bank as a security for bank borrowings.

(i)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the six months ended June 30, 2026 and 2025.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(j)	Business Combinations

When the Company applies the acquisition method of accounting, the deemed purchase price is allocated to identifiable assets acquired and liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price utilizes significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Independent third-party appraisal firms are typically engaged in order to assist in the estimation process. The significant estimates and assumptions include, but are not limited to, the timing and amount of revenue and future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value.

Due to the inherent uncertainties involved in making the estimates and assumptions, the purchase price for acquisitions could be valued and allocated to the acquired assets and liabilities differently. Actual results may differ, or unanticipated events and circumstances may affect such estimates, which could require the Company to record an impairment of an acquired asset, including goodwill, or increase in the amounts recorded for an assumed liability.

(k)	Asset Acquisitions

The Company evaluates whether an acquisition should be accounted for as a business combination or an asset acquisition by first applying a screening test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screening test is not met, the Company evaluates whether the acquired set of activities and assets includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisitions that do not meet the definition of a business under ASC 805 are accounted for as asset acquisitions.

In an asset acquisition, the total cost of the acquisition, which includes the consideration paid plus direct transaction costs and the fair value of liabilities assumed, is allocated to the individual assets acquired based on their relative fair values. Unlike a business combination, no goodwill is recognized in an asset acquisition; instead, any premium paid over the fair value of the net identifiable assets is allocated to the cost basis of the primary assets acquired. Furthermore, direct transaction costs such as legal, accounting, and appraisal fees are capitalized as part of the initial cost of the assets acquired rather than being expensed as incurred.

(l)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the period ended June, 2026 and 2025, the Company did not recognized goodwill impairment.

(m)	Investment in Equity Investees

Investment in equity investees represents the Company investments in privately held companies. The Company apply the equity method of accounting to account for an equity investment according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Company records its share of the results from equity investments in privately held companies twice a year, aligned with the Company’s half-yearly reporting cycle. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

The Company continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company consider in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

The Company equity investments without readily determinable fair values, which do not qualify for Net asset value practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative. The Company makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. When indicators of impairment exist, the Company also prepares quantitative measurements of the fair value of its equity investments using market approach, income approach or cost approach, if applicable, with observable or unobservable inputs and assumptions. Changes in inputs and assumptions might materially affect the determination of fair value of the Company equity investments. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any. Based on the Company’s assessments, the Company recognized an impairment loss of $730 for the year ended June 30, 2026, which is included in other income in the consolidated statements of operations.

(n)	Warranty

The Company provides warranty periods ranging from 6 months to 49 months for both moving and non-moving parts of the products. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with ASC 460. It involves considerations of historical data, expected repair and replacement costs, and post-delivery warranty issues. The Company continually reviews these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Historical records indicate minimal customer return and warranty claims. As of June 30, 2026 and December 31, 2025, the Company has not recorded warranty accruals.

(o)	Fair Value Measurements

The Company measures and discloses certain financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company endeavors to utilize the best available information in measuring fair value. The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities, bank borrowings and lease liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired. Management applies fair value measurement guidance to its impairment analysis for tangible assets.

(p)	Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identify the contract(s) with a customer; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Manufacturing and Selling Fiberglass Products

The Company is principally engaged in manufacturing and selling fiberglass products. Revenue is recognized as the customer obtains control of the goods as outlined in the agreed-upon contract (i.e., performance obligations) with certain specifications and requirements for the products. The Company recognizes revenue at the point in time in which the performance obligation is fully satisfied by transferring control of the promised goods to the customer, which, in this case, occurs upon the delivery of goods to the customer.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each distinct performance obligation.

The Company also provides installation services after delivery of products and maintenance services either separately or together with selling of products. The Company determines that installation and maintenance services are distinct from the manufacturing and selling of products as the customer can benefit from these services independently of the products and the customer has the option to engage third-party contractors for these services. The Company determines the selling prices for installation and maintenance service to allocate the transaction price appropriately. Revenues from installation and maintenance services are recognized at the point in time when the services are completed and the customer can benefit from the results of the services. The Company recognizes revenue from installation and maintenance services upon completion of the services, as this is when control transfers to the customer. Upon completion of installation and maintenance services, the Company issues billing to the customer. Revenue is recognized at the point in time when the services are completed, as the Company has an enforceable right to payment for the performance completed.

For certain contracts, the Company provides warranties ranging from 6 months to 49 months for moving and non-moving parts of the products. Warranties are classified as either assurance type or service type. A warranty is considered an assurance type if it provides the consumer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. A service type warranty is either sold with a unit or separately for units for which the warranty has expired. Revenue is then recognized over the life of the warranty.

The warranties provided by the Company not only provide the customer with assurance that the product will function and comply with agreed-upon specifications but also include services-typed warranties in addition to the assurance, such as providing remedy work at the customer’s site. The Company recognizes that the promised warranty service is a separate performance obligation in accordance with ASC 606-10-55-33. As the warranty is a distinct performance obligation, the Company allocates a percentage of the contract price to warranty service income, based on the agreed contract terms with the customer. The warranty service income is recognized as deferred revenue, indicating that the service has been promised to the customer but has not yet been fulfilled. Subsequently, the deferred revenue is recognized in the income statement over the warranty coverage period.

For downpayments collected from customers upon inception of the contract and scheduled payments received before the Company satisfies its performance obligation (e.g., delivery of the product), the Company records these amounts as deferred revenue on the basis that the Company has an unconditional right to receive consideration, as outlined in the contract terms in accordance with ASC 606-10-45-2.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue is a contract liability that the Company is obligated to deliver the product to the customer for which the Company has received consideration or unconditional right to receive consideration from the customer. When the Company satisfies its performance obligation, which is upon the delivery of the product to the customer, the deferred revenue is recognized to the income statement.

Total deferred revenue recognized as revenue during the six months ended June 30, 2026 and 2025 was $1,385,885 and $2,777,141, respectively. The Company’s unfulfilled performance obligations as of June 30, 2026 and the estimated revenue expected to be recognized in the future related to the service type warranty amounts to $102,540, which is fulfilled over the warranty period. The deferred revenue related to delivery of products amounts to $717,177 as of June 30, 2026.

The deferred revenue balance is expected to be recognized to income statement as follows:

Deferred Revenue
2026 (remainder)	$770,263
2027	46,782
2028	2,673
Total deferred revenue	$819,718

The Company also provides technical services and transportation arrangements to customers, and the revenue is recognized upon services provided.

Food and Beverage Operations

Revenue from food and beverage operations is derived primarily from dine-in and takeaway sales. Revenue is recognized at a point in time when food and beverages are served to customers or collected by customers for takeaway.

The food and beverage operations were acquired during the period and are not material to the Company’s consolidated financial statements.

Customers typically pay at the point of sale for food and beverage transactions; accordingly, the Company does not have significant receivables or contract liabilities related to these operations.

In accordance with ASC 280-10-50-40, disaggregated revenues by each product and service or each similar products and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the Six Months Ended June 30,
	2026		2025
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Product sales	$2,586,656	84.65%	$3,065,824	87.20%
Installation and maintenance service	132,546	4.34%	142,749	4.06%
Warranty income	48,979	1.60%	41,015	1.17%
Technical service	93,447	3.06%	77,268	2.20%
Transport income	181,228	5.93%	189,034	5.37%
Food and beverages	12,909	0.42%	-	-
Total	$3,055,765	100%	$3,515,890	100.00%

Revenues classified by geographical areas in which the customers were located as follows:

	For the Six Months Ended June 30,
	2026		2025
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Malaysia	$1,039,085	34.00%	$1,037,165	29.50%
Singapore	996,895	32.62%	694,989	19.77%
Australia	937,317	30.68%	1,041,840	29.63%
China	82,468	2.70%	596,259	16.96%
Taiwan	-	-	145,637	4.14%
Total	$3,055,765	100.00%	$3,515,890	100.00%

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(q)	Cost of Sales

The cost of sales includes material, labor, factory and tooling overhead, shipping, and freight costs. Major components of these expenses are sand paper, PVC, resin and other materials and facilities costs, such as rent, depreciation and utilities, related to the production and installation of the Company’s products. For the food and beverage operations, cost of sales primarily consists of the cost of food ingredients and beverages.

(r)	Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgments regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts for leases in accordance with ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable that it will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

(s)	Income Taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdictions in which the Company operates. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Deferred income taxes are recorded net of a valuation allowance when it is more likely than not that all or a portion of a deferred tax assets will not be realized. In making such determination, the Company considers all available evidence, including projection of future taxable income, tax planning strategies, and recent results of operations.

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position would be sustained on its technical merits. For positions not meeting the “more likely than not” test, no tax benefit is recognized. To the extent interest and penalties may be assessed related to unrecognized tax benefit, the Company records accruals for such amounts as a component of the income tax provision. The Company had no unrecognized tax benefits as of June 30, 2026 and December 31, 2025.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(t)	Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(u)	Loss Per Share

Loss per share is calculated in accordance with ASC 260, Loss Per Share. Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. The Company has no dilutive share equivalents.

(v)	Foreign Currency Translation and Transactions

The Company’s principal country of operations is Malaysia. The financial position and results of its operations are determined using Ringgit Malaysia (“MYR”), the local currency, as the functional currency. Certain subsidiaries operate in foreign jurisdictions and use the local currency as their functional currency, including Hong Kong Dollar (“HKD”). The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of comprehensive income.

The value of the US$ may fluctuate against MYR and HKD. Any significant variations of the US$ relative to the MYR and HKD may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	For the Period/Year Ended
	June 30, 2026	December 31, 2025
US$ to MYR Period/End Rate	4.0820	4.0560
US$ to HKD Period/End Rate	7.8420	7.7833

	For the Six Months Ended June 30,
	2026	2025
US$ to MYR Average Rate	3.9792	4.3752
US$ to HKD Average Rate	7.8243	7.7893

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(w)	Segment Reporting

The Company uses the management approach to determine the reporting operating segments, which considers the internal organization and reporting used by the Company’s chief operating decision maker for decision-making, resource allocation and performance assessment.

Based on management’s assessment, the CODM reviews the Company’s consolidated results of operations and does not evaluate performance on a discrete basis by product line or business unit. Accordingly, the Company has determined that it operates as a single operating and reportable segment in accordance with ASC 280.

The Company’s food and beverage operations represent an immaterial component of its overall business.

(x)	Concentration of Major Customers and Risks

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentration of credit risk associated with these receivables on an ongoing basis.

The Company performs credit checks for significant new customers and generally requires deposits for significant contracts. The customers accounted for more than 10% of the Company’s trade receivables, net balance at June 30, 2026 and December 31, 2025, and more than 10% of the Company’s revenue, net balance for the six months ended June 30, 2026 and 2025 are presented below:

	% of Consolidated trade receivables as of		% of Consolidated revenues for the six months ended,
	June 30, 2026	December 31, 2025	June 30, 2026	June 30, 2025
Customer A	15%	39%	*	*
Customer B	18%	*	*	*
Customer C	13%	*	13%	*
Customer D	12%	*	15%	*
Customer E	*	14%	*	17%
Customer F	*	*	*	28%

*	Less than 10%

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable and other receivable (excluding prepayments) and cash and bank balances presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company’s business transactions, assets, and liabilities are principally denominated in the functional currency of the respective entities, which, in most cases, is the Malaysian Ringgit. The Company is exposed to foreign currency risk arising from sales and purchases denominated in currencies other than the functional currency. In addition, the Company maintains bank balances in foreign currencies for working capital purposes. The currency that primarily gives rise to this exposure is the U.S. Dollar.

Fluctuations in the exchange rates between the various currencies used by the Company may lead to higher expenses and lower revenue, potentially impacting the Company’s financial performance.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(y)	Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(z)	Recent Accounting Pronouncements

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

The Company reviews new accounting standards as issued but not yet effective. Management has not identified any other new standards that it believes will have a significant impact on the Company’s consolidated financial statements.

3.	Accounts Receivable

	As of
	June 30, 2026	December 31, 2025
Accounts receivable from third parties	$2,297,923	$2,210,843
Accounts receivable from related parties	1,442	5,430
Less: Allowance for credit losses	(652,354)	(663,748)
	$1,647,011	$1,552,525

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The balance includes receivables totaling $389,911 and $392,410 as of June 30, 2026 and December 31, 2025, respectively, from two customers, which are currently subject to civil proceedings for recovery. As of the reporting date, the legal process is still at an early stage. Due to the uncertainty surrounding the recoverability of these receivables, management has recognized a full allowance for credit losses against these amounts.

4.	Inventories

	As of
	June 30, 2026	December 31, 2025
Raw materials	$146,876	$110,148
Work-in-process	221,667	385,435
Finished goods	62,626	62,591
	$431,169	$558,174

During the period ended June 30, 2026 and 2025, the Company did not recognize inventory write-downs due to excess and obsolete inventory.

5.	Other Receivables, Deposits and Prepayments

	As of
	June 30, 2026	December 31, 2025
Deposits	$136,647	$82,766
Prepayments	5,044,755	478,155
Other receivables	2,043	3,875
Other receivables from related parties	362	364
Less: Allowance for credit losses	-	-
	$5,183,807	$565,160

The deposits mainly related to deposits for utilities and leases, and deposits to levy for application of foreign workers.

6.	Property and Equipment, Net

	As of
	June 30, 2026	December 31, 2025
Building	$851,004	$852,003
Computers and software	92,621	90,229
Furniture and fittings	58,922	58,486
Machinery and equipment	826,306	799,179
Motor vehicles	510,890	514,165
Office equipment	87,040	86,267
Leasehold improvements	51,951	52,284
Total property and equipment, gross	2,478,734	2,452,613
Less: Accumulated depreciation	(1,288,792)	(1,207,982)
Total property and equipment, net	$1,189,942	$1,244,631

Depreciation included in:

	For the Six Months Ended June 30,
	2026	2025
Cost of sales	$46,525	$26,533
Administrative expenses	45,952	41,634
	$92,477	$68,167

As of June 30, 2026 and December 31, 2025, property and equipment include finance lease right-of-use assets related to motor vehicles and machinery and equipment amounting to $85,765 and $117,480, respectively.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Land Use Right

	As of
	June 30, 2026	December 31, 2025
Land use right	$423,611	$426,326
Less: Accumulated amortization	(89,917)	(86,471)
Land use right, net	$333,694	$339,855

Amortization expense for the following years is as follows:

Amortization Expense
2026	$3,996
2027	7,992
2028	7,992
2029	7,992
2030	7,992
Thereafter	297,730
Total amortization expense	$333,694

8.	Business Combinations and Asset Acquisitions

Acquisition of GKI and Carlico

On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of GKI, a private company incorporated in the Hong Kong SAR, China, from Ms. Yew Chean Lim, a director of Win-Fung and the mother of Mr. Chee Hoong Lew, the Company’s Chief Executive Officer, director and significant shareholder, for a total purchase price of $3,000,000. Accordingly, the transaction is considered a related party transaction.

Through this acquisition, the Company indirectly acquired approximately 35% of the equity interests in Carlico, an entity principally engaged in investment holding and the importation and distribution of bottled grape wine.

Management evaluated the transaction under the framework of ASC 805, Business Combinations, and concluded that the acquisition should be accounted for as an asset acquisition. This determination was based on the application of the “screening test,” which indicated that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset—the investment in Carlico. Furthermore, GKI did not meet the definition of a business as it lacked substantive processes and an organized workforce.

In accordance with the accounting for asset acquisitions in accordance with ASC 805-50, Asset Acquisitions, the Company allocated the total cost of the acquisition, comprising the cash consideration and liabilities assumed, to the assets acquired on a relative fair value basis. No goodwill was recognized in connection with this transaction; instead, the purchase premium was capitalized into the initial cost basis of the investment in Carlico.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed at the acquisition date:

Amounts
Assets
Cash and cash equivalents	$128
Investment in equity investee	7,278,845
Total identifiable assets acquired	7,278,973

Liabilities
Other payable	(5,893)
Amount due to equity investee	(4,263,291)
Amounts due to related parties	(9,789)
Total liabilities assumed	(4,278,973)

Net Assets Acquired	$3,000,000

Acquisition of RBSB

On July 5, 2025, WF Venture acquired a 70% equity interest in RBSB, a private company incorporated in Malaysia and principally engaged in the café business, for total cash consideration of $150,000. Of the total consideration, $40,500 (representing 27% equity interest) was paid to Mr. Lew and the balance of the purchase consideration of $109,500 was paid to an independent third party. Accordingly, the portion of the transaction with Mr. Lew is considered a related party transaction.

The acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations. Accordingly, the Company consolidates the financial results of RBSB from the acquisition date and recognizes a non-controlling interest representing the 30% equity interest not owned.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date:

Amounts
Assets
Cash and cash equivalents	$5,502
Accounts receivable	2,986
Inventories	14,884
Other receivables, deposits and prepayment	16,490
Prepaid tax	2,508
Property and equipment	87,206
Total identifiable assets acquired	129,576

Liabilities
Accounts payable	(15,603)
Other payable	(17,471)
Amounts due to related parties	(162,465)
Total liabilities assumed	(195,539)

Net identifiable liabilities assumed	$(65,963)

Reconciliation to goodwill
Consideration transferred	150,000
Fair value of non-controlling interest	(19,789)
Less: Net identifiable liabilities assumed	(65,963)
Goodwill	$196,174

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the identifiable assets acquired and liabilities assumed approximate their carrying amounts at the acquisition date due to their short-term nature or because they are stated at amounts that approximate fair value.

The goodwill of $196,174 represents the excess of the consideration transferred and the fair value of non-controlling interest over the fair value of the net identifiable liabilities assumed and is primarily attributable to the expected synergies from operations, assembled workforce and anticipated future economic benefits from the restaurant. During the year ended December 31, 2025, the Company recognized an impairment of $196,174 related to goodwill associated with RBSB, in accordance with ASC 350, Intangible – Goodwill and Other, due to the underperformance of the restaurant. The impairment is included in the administrative expenses in the consolidated statement of operations.

For the period from July 5, 2025 to December 31, 2025, RBSB contributed $141,540 to revenue and $65,277 to net income.

9.	Investment in Equity Investees

The Company’s equity method investments consist of investments in Carlico and RGSB.

On May 15, 2025, the Company indirectly acquired approximately 35% of the equity interests in Carlico, an entity principally engaged in investment holding and the importation and distribution of bottled grape wines.

On July 8, 2025, the Company indirectly acquired a 35% equity interest in RGSB, a private company incorporated in Malaysia and principally engaged in the food and beverage business, from Mr. Lew for total cash consideration of $350,000. Accordingly, the transaction is considered a related party transaction.

The Company accounts for its investments in Carlico and RGSB under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures, as the Company has the ability to exercise significant influence over these investees but does not control them. The investments are initially recorded at cost and subsequently adjusted for (i) the Company’s share of the investees’ net income or loss and other comprehensive income, if any, and (ii) distributions received, which reduce the carrying amount of the investments.

As of June 30, 2026 and December 31, 2025, the carrying amounts of the Company’s equity method investments were as follows:

	As of
	June 30, 2026	December 31, 2025
Carlico	$4,550,000	$4,550,000
RGSB	-	-
	$4,550,000	$4,550,000

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2026 and 2025, the Company recognized the following share of results from its equity method investments:

	For the Six Months Ended June 30,
	2026	2025
Carlico	$-	$-
RGSB	730	-
	$730	$-

The share of results is included in “share of results of equity investees” in the consolidated statement of operations.

The Company evaluates its equity method investments for impairment in accordance with ASC 323 whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

As of June 30, 2026 and December 31, 2025, the Company assessed its investment in Carlico and RGSB for impairment and recognized impairment losses of $0 and $2,741,115 for Carlico and $730 and $342,363 for RGSB, respectively.

10.	Deferred Offering Costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that were directly related to the Company’s initial public offering. It was subsequently charged against the gross proceeds from the Company’s initial public offering completed on March 27, 2025 as a reduction of share capital. The Company capitalized $0 and $1,801,983 of deferred offering costs for the six months ended June 30, 2026 and year ended December 31, 2025, respectively.

11.	Accrued Expenses and Other Payables

Accrued expenses and other payables mainly represent accrued payroll related expenses, other operating expense and sales tax payable.

12.	Leases

Operating Lease Liabilities

As of June 30, 2026, the Company has operating lease agreements for its hostel and office equipment and with remaining lease terms of 1 to 49 months. These leases have original terms not exceeding 5 years.

Information pertaining to right of use assets is summarized as follows:

	As of
	June 30, 2026	December 31, 2025
Hostel and office equipment	$122,189	$77,120
Less: Accumulated amortization	(24,492)	(5,625)
Right of use assets, net	$97,697	$71,495

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	For the Six Months Ended June 30,
Operating lease cost:	2026	2025
Operating lease	$20,426	$20,309
Expenses relating to short-term leases	24,640	10,842
Total lease cost	$45,066	$31,151

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, the present value of the net minimum lease payments are as follows:

Future Minimum Lease Payments	Operating Leases
2027	$60,276
2028	39,489
2029	720
2030	522
2031	31
Total remaining lease payments (undiscounted)	101,038
Less imputed interest	(2,769)
Present value of lease liabilities	$98,269

Other information related to leases for the six months ended June 30, 2026 and year ended December 31, 2025.

	As of
	June 30, 2026	December 31, 2025
Weighted-average remaining lease term - operating leases	2.18 years	2.71 years
Weighted-average discount rate - operating leases	3.35%	3.35%
Right of use assets obtained in exchange for new operating lease liabilities	$45,560	$74,310
Cash paid for amounts included in the measurement of lease liabilities – operating cash flow from operating leases	$(18,515)	$(40,882)

Finance Lease Liabilities

The Company acquired motor vehicles under a hire purchase financing arrangement for a total of $0 and $27,120 for the six months ended June 30, 2026 and year ended December 31, 2025, respectively.

	As of
	June 30, 2026	December 31, 2025
Finance lease liabilities	$100,907	$131,097
Less Finance lease liabilities – current	(57,702)	(59,172)
Finance lease liabilities – non-current	$43,205	$71,925

As of June 30, 2026, the net minimum lease payments are as follows:

Year Ended June 30,	Leases Payment
2027	62,744
2028	31,690
2029	7,826
2030	3,189
105,449
Less imputed interest	(4,542)
Finance lease liabilities	$100,907
Finance lease liabilities – current	$57,702
Finance lease liabilities – non-current	$43,205

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Borrowings

The borrowings consisted of the following:

	As of
	June 30, 2026	December 31, 2025
Term loan I	$-	$14,446
Term loan II	165,399	174,243
Less borrowings – current	(15,828)	(28,909)
Borrowings – non-current	$149,571	$159,780

Term Loans

On July 23, 2020, the Company entered into a term loan agreement with a bank institution for a total facility of $240,211 with a maturity date 66 months from the drawdown date, August 28, 2020. This loan had a moratorium period of six months on both principal and profit and the Company was required to make 60 monthly instalments commencing on March 29, 2021 for 60 instalments. The loan bore an interest rate of 3.5% per annum and was secured by an asset sale agreement over Shariah compliant commodities, joint and several guarantees of certain directors of Win-Fung and a corporate guarantee provided by the Credit Guarantee Corporation Malaysia Berhad (CGC). The final installment of this loan was paid on April 1, 2026, and the facility has been fully settled.

On August 17, 2020, the Company entered into a term loan agreement with a bank institution for a total facility of $239,499 with a maturity date 180 months from the drawdown date, December 8, 2020, where the first instalment commenced on January 1, 2021. The loan bears an interest rate of 3.2% per annum. This loan is secured by several asset sale agreements over Shariah compliant commodities, several joint and several guarantees of certain directors of Win-Fung, a legal charge over Win-Fung’s factory and a letter of subordination of advances from directors.

The annual maturities of the principal amount of term loan as of June 30, 2026 are as follows:

Annual Maturities
2027	$15,828
2028	16,376
2029	16,973
2030	17,577
2031	18,202
Thereafter	80,443
Total	$165,399

14.	Shareholders’ Equity

As of June 30, 2026, the Company is authorized to issue 200,000,000 ordinary shares of par value $0.00025.

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to its registered agent, which was later transferred to Chee Hoong Lew in anticipation of the Reorganization as explained in detail in Note 1.

On June 21, 2023, the Company issued an aggregate of 4,590,003 ordinary shares to the shareholders of Win-Fung, including Chee Hoong Lew, on a pro rata basis proportional to the shareholders’ equity interests in Win-Fung, pursuant to the Reorganization.

On March 26, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto, relating to the Company’s initial public offering of ordinary shares. Under the underwriting agreement, the Company agreed to sell 400,013 ordinary shares to the underwriters, at a purchase price per share of $18.50 (the offering price to the public of $20.00 per share minus the underwriters’ discount), and also agreed to grant to the underwriters a 45-day option to purchase up to 60,000 additional ordinary shares, at a purchase price of $18.50.

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On March 28, 2025, the closing of the initial public offering was completed. The Company sold 400,013 ordinary shares for total gross proceeds of $8,000,000. On May 7, 2025, the underwriters partially exercised their over-allotment option and purchased an additional 48,001 ordinary resulting in additional gross proceeds of $960,000. After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $7,158,017.

On April 13, 2026, WF Holding effected a 1-for-5 reverse share split of its ordinary shares by way of a share consolidation of its issued and unissued ordinary shares, with each issued and unissued ordinary share consolidated into five (5) shares. As a result of this share consolidation, the maximum number of shares which WF Holding is authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025.

On June 11, 2026, the Company completed a private placement and issued 4,032,258 ordinary shares and 40,322,580 warrants (exercisable at $0.248 per share for five years) for gross proceeds of $5,000,000.

On June 22, 2026, warrant holders executed an alternate cashless exercise of these 40,322,580 warrants, resulting in the issuance of 36,290,322 ordinary shares. No cash proceeds were received.

After the share consolidation, as of June 30, 2026 and December 31, 2025, there were 45,360,598 and 5,038,018 ordinary shares issued and outstanding, respectively.

15.	Income Taxes

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands

WF Holding is domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to any income tax.

British Virgin Islands

Under the current tax laws of the British Virgin Islands, WF Venture is not subject to tax on income or capital gains.

Malaysia

For Win-Fung and RBSB, the income tax is calculated at 24% of the estimated assessable profits for the relevant year.

Hong Kong

GKI is subject to a Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since the acquisition of GKI.

The components of profit (loss) before income tax expense are summarized as follows:

	For the Six Months Ended June 30,
	2026	2025
Domestic (Cayman Islands)	$(82,792,186)	$(472,115)
Foreign (Malaysia)	(313,270)	223,479
Foreign (Hong Kong)	(1,022)	-
Foreign (Others)	30,078	(14,667)
Total	$(83,076,400)	$(263,303)

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consisted of the following:

	For the Six Months Ended June 30,
	2026	2025
Current income tax expenses
Domestic (Cayman Islands)	$-	$-
Foreign (Malaysia)	23,525	57,241
Foreign (Hong Kong)	-	-
Foreign (Others)	-	-
Total current income tax expense	23,525	57,241

Current income tax expenses
Domestic (Cayman Islands)	$-	$-
Foreign (Malaysia)	8,385	-
Foreign (Hong Kong)	-	-
Foreign (Others)	-	-
Total deferred income tax benefits	8,385	-

Total income tax expense	$31,910	$57,241

The following table presents net of income taxes (refunds) paid, disaggregated by jurisdiction:

	For the Six Months Ended June 30,
	2026	2025
Domestic (Cayman Islands)	$-	$-
Foreign (Malaysia)	(75,503)	45,708
Foreign (Hong Kong)	-	-
Foreign (Others)	-	-
Total	$(75,503)	$45,708

Below is a reconciliation of the statutory tax rate to the effective tax rate after the adoption of ASU 2023-09:

	For the Six Months Ended June 30,
	2026		2025
	Amount	Effective Tax Rate	Amount	Effective Tax Rate
Loss before income tax expense	$(83,076,400)	-	$(263,303)	-
Tax effect at the Malaysia corporate tax rates of 24%	(19,938,336)	24.00%	(63,193)	24.00%
Non-deductible expenditure	19,897,706	(23.95)%	120,434	(45.74)%
Income not subject to tax	(11,060)	0.01%	-	-%
Deferred tax assets not recognized	60,075	(0.07)%	-	-%
Under provision in prior years	23,525	(0.03)%	-	-
Total income tax expense	$31,910	(0.04)%	$57,241	(21.74)%

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax results from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The effect of temporary differences that gave rise to net deferred tax assets and deferred tax liabilities and their movements were as follows:

	As of
	June 30, 2026	December 31, 2025
Allowance for credit losses	$(156,565)	$(146,544)
Accelerated tax depreciation	118,782	100,420
Total	$(37,783)	$(46,124)

16.	Commitments and Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements.

The Company is currently involved in civil proceedings against two former customers for the recovery of outstanding receivables totaling $389,911 as of June 30, 2026. As of the reporting date, the legal process is still at an early stage. Due to the uncertainty surrounding the recoverability of these receivables, management has recognized a full allowance for credit losses against these amounts.

17.	Related Party Transactions and Balances

The table below sets forth the major related parties and their relationship with the Company as of June 30, 2026:

Name of Related Parties	Relationship with the Company
Chee Hoong Lew (“Mr. Lew”)	Director and one of the controlling shareholders
Yew Chean Lim (“Ms. Lim”)	Director of Win-Fung
Wai Boon Law (“Ms. Law”)	Director of Win-Fung
Chung Kin Loo (“Mr. Loo”)	Director of GKI
Flakeshield Sdn Bhd (“Flakeshield”)	Mr. Lew owns 50%
Acmos (M) Sdn Bhd (“Acmos”)	Mr. Lew owns 90%
Kirby Swim Equip Pty Ltd (“Kirby Australia”)	Ms. Law ultimately owns 35%
Kirby Swim Equipment Pte Ltd (“Kirby Singapore”)	Ms. Law owns 35%
One Fatboyz Limited (“OFL”)	Shareholder of the Company
Snow Bear Capital Limited (“SBCL”)	Shareholder of the Company
Carlico International Group Holdings Limited (“Carlico”) *	An investee of GKI, owns 35%

*	Carlico became an investee of the Company on May 15, 2025 (Note 9).

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2026 and 2025, related party transactions consist of the following:

	For the Six Months Ended June 30,
	2026	2025
Sales to Flakeshield	$8,805	$10,295
Purchase from Flakeshield	-	3,314
Rental expenses to Mr. Lew	18,094	16,456
Repayment to OFL	-	231,190
Repayment to SBCL	-	381,339
Repayment to Kirby Australia	-	2,638

As of June 30, 2026 and December 31, 2025, accounts receivable consisted of the following amount due from related parties:

	As of
	June 30, 2026	December 31, 2025
Flakeshield	$1,442	$5,282
Kirby Singapore	-	148
Total	$1,442	$5,430

As of June 30, 2026 and December 31, 2025, other receivable consisted of the following amount due from related party:

	As of
	June 30, 2026	December 31, 2025
Flakeshield	$362	$364

As of June 30, 2026 and December 31, 2025, accounts payable consisted of the following amount due to related parties:

	As of
	June 30, 2026	December 31, 2025
Flakeshield	$476	$480
Acmos	-	4,327
Total	$476	$4,807

As of June 30, 2026 and December 31, 2025, other payable consisted of the following amount due to related party:

	As of
	June 30, 2026	December 31, 2025
Acmos	$331	$333

As of June 30, 2026 and December 31, 2025, due to related parties consists of the following:

	As of
	June 30, 2026	December 31, 2025
Mr. Lew	$4,930	$19,295
Ms. Lim	(2,020)	740
Ms. Law	19,747	27,475
Mr. Loo	18,670	18,554
Carlico	4,243,557	4,275,561
Total	$4,284,884	$4,341,625

WF HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transactions amount due to related parties are as of the following:

	As of
	June 30, 2026	December 31, 2025
As of January 1,	$4,341,625	$696,934
Advances	255	4,297,627
Repayment	(56,996)	(652,936)
	$4,284,884	$4,341,625

The balances mainly represent operating expenses and corporate expenses paid on behalf of the Company. Except for $4,243,557 amount due to equity investees, the amounts are non-trade, unsecured, non-interest bearing, and are not repayable within the next twelve months. The remaining balance of $41,327 due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

18.	Subsequent Events

In accordance with the requirements of ASC Topic 855, the Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements. Except for the items disclosed below in these consolidated financial statements, there have been no other subsequent events that would require recognition or disclosure in the financial statements.

Subsequent to the reporting period, the Company completed the following transactions:

Authorized Share Increase and Redesignation

On July 10, 2026, the Company’s authorized capital was redesignated and reclassified from $50,000 divided into 200,000,000 ordinary shares of $0.00025 par value each to $25,000,000,000 divided into 90,000,000,000,000 ordinary shares of $0.00025 par value each and 10,000,000,000,000 class A shares of $0.00025 par value each by redesignating 10,000,000,000,000 ordinary shares, comprising 3,170,664 issued ordinary shares held by Lew Capital Private Limited, 270,000 issued ordinary shares held by LYC Capital Private Limited and 9,999,996,559,336 unissued ordinary shares into class A shares on a one-for-one basis.

Standby Equity Purchase Agreement

On July 30, 2026, the Company entered into a standby equity purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Investor has agreed to purchase up to an aggregate of $30,000,000 of the Company’s ordinary shares (the “Commitment Amount”) from time to time over the term of the Purchase Agreement, of which $3,000,000 (the “Pre-Paid Credit”) was pre-paid by the Investor on July 31, 2026. In consideration for the Investor’s commitment to purchase ordinary shares under the Purchase Agreement, the Company issued 750,000 ordinary shares to the Investor.

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, ordinary shares in an amount of up to the Commitment Amount. The Company may, from time to time and at its sole discretion, for a period of twenty-four (24) months from the date of the Purchase Agreement, on any trading day that it selects, provided that the closing price of the ordinary shares is equal to or greater than $0.10, direct the Investor to purchase a minimum of $100,000 and up to a maximum of $3,000,000 of the Company’s ordinary shares, subject to a beneficial ownership limitation equal to 9.99% of the ordinary shares outstanding from time to time.

The Company will control the timing and amount of any sales of ordinary shares to the Investor. The purchase price of the ordinary shares that may be sold to the Investor under the Purchase Agreement will be equal to the lower of (i) $1.01 (equal to 50% of the closing price of the ordinary shares on the Nasdaq Capital Market on the date of the Purchase Agreement) and (ii) 50% of the lowest closing price of the ordinary shares on the Nasdaq Capital Market during the one hundred and eighty (180) trading days immediately preceding the applicable purchase request date, in each case subject to a floor price of $0.10 (subject to adjustment in the event of a share split, share dividend, recapitalization, reorganization or similar transaction).

The Purchase Agreement will automatically terminate on the earliest of (i) the first day of the month next following the 24-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Investor shall have purchased ordinary shares equal to the Commitment Amount. The Purchase Agreement may also be terminated by mutual agreement of the parties. Neither party may assign or transfer its rights and obligations under the Purchase Agreement.

In connection with the foregoing transactions, on July 30, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the Company’s exclusive placement agent in connection with the Purchase Agreement. Pursuant to the Placement Agency Agreement, the Placement Agent is entitled to (i) a cash fee equal to five percent (5%) of the aggregate gross proceeds received under the Purchase Agreement and (ii) reimbursement of reasonable travel and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000, subject to compliance with FINRA Rule 5110(f)(2)(D).

To date, the Company has issued an aggregate of 3,600,000 ordinary shares to the Investor under the Purchase Agreement for a purchase price of $1,890,000, which has been deducted from the Pre-Paid Credit.